UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gillilan III, William J
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation
   CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $0.|2/10/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/10/9|S(1)| |5,000             |D  |$39.50     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/11/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/11/9|S(1)| |5,000             |D  |$39.75     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/13/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/13/9|S(1)| |5,000             |D  |$40.00     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/20/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/20/9|S(1)| |5,000             |D  |$40.50     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/20/9|M(1)| |5,000             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/20/9|S(1)| |5,000             |D  |$40.75     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/25/9|M(1)| |300               |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/25/9|S(1)| |300               |D  |$40.75     |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/27/9|M(1)| |4,700             |A  |$8.50      |                   |      |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|2/27/9|S(1)| |4,700             |D  |$40.75     |52                 |D     |                           |
25 per share               |7     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option Right to Buy   |$8.50   |2/10/|M(1)| |5,000      |D  |____(|11/11|Common Stock|5,000  |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/11/|M(1)| |5,000      |D  |____(|11/11|Common Stock|5,000  |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/13/|M(1)| |5,000      |D  |____(|11/11|Common Stock|5,000  |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/20/|M(1)| |5,000      |D  |____(|11/11|Common Stock|5,000  |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/20/|M(1)| |5,000      |D  |____(|11/11|Common Stock|5,000  |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/25/|M(1)| |300        |D  |____(|11/11|Common Stock|300    |       |            |   |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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Option Right to Buy   |$8.50   |2/27/|M(1)| |4,700      |D  |____(|11/11|Common Stock|4,700  |       |30,000(3)   |D  |            |
                      |        |97   |    | |           |   |2)   |/97  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(2) Shares vest over the ten year life of the option at the rate of 10% a year, beginning on the first anniversary of the grant with full vesting on July 11, 1997. Options expire on November 11, 1997, the 10th anniversary of the grant.
(3) Of these shares 7,500 are not currently exercisable.
SIGNATURE OF REPORTING PERSON
\s\ William J Gillilan III
DATE
March 3, 1997